

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 10, 2023

Patrick Grove
Chief Executive Officer
Catcha Investment Corp
Level 42, Suntec Tower Three
8 Temasek Blvd
Singapore 38988

Re: Catcha Investment Corp
Form 10-K for the Year Ended December 31, 2022
Filed April 24, 2023
File No. 001-40061

Dear Patrick Grove:

We have reviewed your filing and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to the comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to the comment, we may have additional comments.

Form 10-K for the Year Ended December 31, 2022

General

1. We note disclosure in your Form 14A filed on December 2, 2022 indicating that your Sponsor is a Cayman Islands limited liability company, and a substantial portion of the capital contributions made to your Sponsor are from non-U.S. persons. We note you have included a risk factor in the Form 14A filing to address the potential risks of your initial business combination being subject to a review by the Committee on Foreign Investment in the United States. Please include corresponding disclosure in future periodic reports.

Patrick Grove
Catcha Investment Corp
August 10, 2023
Page 2

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Myra Moosariparambil at (202) 551-3796 or Craig Arakawa at (202) 551-3650 if you have questions.

Sincerely,

Division of Corporation Finance
Office of Energy & Transportation